                                                                  Exhibit (a)(2)

                             [MATRIXONE LETTERHEAD]

To:    All Eligible MatrixOne Employees

From:  Mark F. O'Connell

Date:  February 3, 2003


Re:    OFFER TO EXCHANGE OPTIONS

ACTION REQUIRED: Please Read Immediately and Take Action Before 5:00 P.M., Eastern Standard Time, on March 5, 2003.

Some of your options to purchase shares of MatrixOne common stock, $.01 par value per share (the "Common Stock"), have exercise prices that are higher than the current market price of our Common Stock. In our continuing effort to motivate and reward valued employees for their important contributions to our success, we are announcing an offer to exchange certain eligible options for new replacement options. This offer is designed to provide eligible employees the opportunity to potentially restore the value of their options in the future, which we believe motivates better performance and creates retention incentives, thereby increasing shareholder value. The offer is completely voluntary, and it begins today.

We are making the offer to exchange based upon the terms and subject to the conditions described in:

     1.  this letter;
     2. the attached Offer to Exchange dated February 3, 2003 (the "Offer to Exchange");
     3.  the attached Election Form; and
     4.  the attached Withdrawal Form.

Together, these are referred to as the Disclosure Documents. Please read the Disclosure Documents carefully so that you will understand the risks of participating before you make any decisions regarding the offer. We also recommend that you consult with your own tax and financial advisors before deciding whether to participate in the offer. This offer expires at 5:00 P.M., Eastern Standard Time, on March 5, 2003, unless such time is extended by us.

Each new replacement option will generally be granted under, and be subject to the terms of, either the Third Amended and Restated 1996 Stock Plan or the Amended and Restated 1999 Stock Plan, depending upon which option plan the eligible option being tendered was granted. Each new replacement option will also be subject to a new stock option agreement between you and us which you will be required to sign before receiving your new replacement option. The new replacement options will have substantially similar terms to those of the tendered options, other than the exercise price, vesting schedule, the vesting start date, termination date, with respect to certain option holders, the acceleration provisions, and, with respect to certain employees who tender eligible options that are incentive stock options, the fact that the new replacement options will instead be non-statutory stock options. You should read carefully the Offer to Exchange for additional information regarding the terms of the new replacement options and to determine whether or not to participate in this offer.

Eligible Employees

Eligible employees are those who are employees of MatrixOne or one of our subsidiaries as of today and who remain employees through the time this offer expires at 5:00 P.M., Eastern Standard Time, on March 5, 2003 (or any extended expiration date). You will also need to remain an employee of MatrixOne or one of our subsidiaries through the date the new replacement options are granted by the Compensation Committee of our Board of Directors to actually receive the new replacement options. Our executive officers and members of our Board of Directors are not eligible to participate in this offer.

Eligible Options

Outstanding, unexercised options to purchase shares of our Common Stock with an exercise price of at least $5.00 per share held by eligible employees that have been granted under our Third Amended and Restated 1996 Stock Plan and our Amended and

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Restated 1999 Stock Plan are eligible for exchange in this offer. Additionally, if you tender any options for exchange, you will be required to also tender all options granted to you since August 1, 2002, regardless of the option's exercise price.

Six Months and One Day

Eligible options that are properly tendered for exchange and accepted by us will be cancelled on the first business day following March 5, 2003 (or any extended expiration date).

We expect to grant the new replacement options at the first meeting of the Compensation Committee of the Board of Directors following the date that is at least six months and one day after the date on which we cancel the options tendered in accordance with this offer and accepted for exchange (the "New Replacement Option Grant Date"). We expect the New Replacement Option Grant Date to be on or after September 7, 2003, but no later than September 19, 2003, unless the offer is extended. The exercise price per share of the new replacement options will be equal to the closing sales price per share of our Common Stock as reported on the Nasdaq National Market on the New Replacement Option Grant Date or such higher price as may be mandated by local law for jurisdictions outside of the U.S.

Because we will not grant the new replacement options until September 7, 2003 at the earliest, we cannot predict the exercise price of the new replacement options. It may be higher or lower than the exercise price of the options you tender for exchange, resulting potentially in a loss of some of the benefit in terms of appreciation of your option. If you decide to participate in the offer, this is a risk you take.

Another risk involved in this offer that you should be aware of is that if, for any reason, you do not remain employed by MatrixOne or one of our subsidiaries through the New Replacement Option Grant Date, you will not receive any new replacement options or other consideration in exchange for options you tendered that are cancelled in this offer, nor will you have any rights to the options that you tendered in this offer that are cancelled. Furthermore, unless expressly otherwise provided by the applicable laws in jurisdictions outside of the U.S., your employment remains "at will" and can be terminated by you or MatrixOne or one of our subsidiaries at any time, without cause, reason or notice.

New Vesting Schedule

The Compensation Committee of our Board of Directors has approved a special vesting schedule for the new replacement options. Beginning on the New Replacement Option Grant Date, the new replacement options will vest over a 30-month period at the rate of 1/10/th of the new replacement options becoming vested at the end of each three month period you remain an employee of MatrixOne or one of our subsidiaries.

Exchange Ratios

In exchange for any eligible options tendered by you that are accepted for exchange and cancelled by us, except as noted below, you will receive new replacement options exercisable for a number of shares of Common Stock based on the number of shares of Common Stock underlying your tendered options and the exercise price of your tendered options, determined in accordance with the following exchange ratios:

                                                              Exchange Ratio (New Replacement
              Exercise Price of Options Tendered               Options for Eligible Options)
              ----------------------------------               ----------------------------
                      $ 4.99     or less                              Not Applicable
                      $ 5.00 -   $ 9.99                                  4 for 5
                      $10.00 -   $19.99                                  3 for 5
                      $20.00     or more                                 2 for 5

Due to potentially adverse accounting consequences, if you tender any option grant for exchange, you will be required to also tender all options granted to you since August 1, 2002, regardless of the option's exercise price. If an option granted since August 1, 2002 has an exercise price below $5.00 per share, it will be replaced with one new replacement option for every one eligible option tendered for exchange. For each option granted on or after August 1, 2002 with an exercise price of $5.00 or greater per share, it will be exchanged in accordance with the exchange ratios provided above. Fractional shares will be rounded to the nearest whole share. The number of shares of Common Stock underlying your new replacement options will also be adjusted for stock splits, stock dividends and other similar events that occur after the tendered eligible options are cancelled but before the New Replacement Option Grant Date.

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Conclusion

Shortly, you will receive a package from Bonnie Legere, Stock Option Plan Administrator, containing the following documents: (i) MatrixOne's Tender Offer Statement on Schedule TO; (ii) Offer to Exchange; (iii) Election Form; (iv) Withdrawal Form; (v) Personal Option Status Report, which details each of your eligible options as of February 3, 2002; and (vi) New Replacement Option Report, which indicates the total number of new replacement options you will receive if you elect to tender all of your eligible options. This package will be distributed to you by hand if you work out of our Westford, MA, Chelmsford, MA or Milford, CT offices. Otherwise, this package will be distributed to you by express mail. In all instances, you will be required to sign to confirm your receipt of this package.

Please review each of your eligible stock option grants, as you may decide to accept or reject this offer as to each individual grant in its entirety or you may decide not to participate in the offer at all. You may decide to tender for exchange some of your grants, all of your grants or none of your grants; provided, however, that whatever decision you make with respect to a particular option grant must apply to all unexercised options granted to you on that date. We will not accept partial tenders of option grants, rather each option grant tendered must be tendered in its entirety. It is up to you. If you choose not to participate in the offer, you will retain your current options under their current terms and conditions. We recommend that you speak with your personal financial and tax advisors to weigh the benefits and risks involved in participating in this offer. Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender any of your options for exchange. You must make your own decision whether to tender any of your eligible options.

Regardless of whether you accept or reject the offer, you must properly complete and sign the Election Form in accordance with its instructions, and fax, mail or hand deliver it to Bonnie Legere, Stock Option Plan Administrator, MatrixOne, Inc., 210 Littleton Road, Westford, MA 01886, USA, fax number (978) 589-5702, before the offer expires at 5:00 P.M., Eastern Standard Time, on March 5, 2003. If the offer is extended, we will notify you of the new time and date of expiration and all Election Forms must be received before such date and time. If Bonnie Legere has not received your properly completed and signed Election Form before the offer expires, you will be deemed to have rejected this offer and your current options will remain outstanding subject to their original terms and conditions. Delivery by e-mail will not be accepted.

The Company will be hosting five live, telephonic question and answer sessions for your convenience. These sessions will not have any prepared remarks, but instead will be an open forum for employees to ask general questions regarding this offer. Any specific questions an employee may have relative to their own previous option grants should be directed to Bonnie Legere in a separate phone call or e-mail and will not be addressed in these sessions. You may participate in all or none of these telephonic question and answer sessions. Participation in the calls is completely voluntary. Personnel from Human Resources and Finance will host each call.

The following dates and times have been set up for the employee calls:

                                                   Time
        Date                              (Eastern Standard Time)
        ----                              -----------------------
        Monday, February 10, 2003          3:00 p.m. - 4:00 p.m.
        Tuesday, February 11, 2003         8:30 a.m. - 9:30 a.m.
        Wednesday, February 12, 2003      12:00 p.m. - 1:00 p.m.
        Thursday, February 13, 2003        9:00 p.m. - 10:00 p.m.
        Friday, February 14, 2003          8:30 a.m. - 09:30 a.m.

The call-in number and conference identification number for each of the above calls will be available on our internal website.

If the Disclosure Documents do not contain all of the information you need, please direct any questions to Bonnie Legere at (978) 589-4065.

/s/ Mark F. O'Connell
---------------------
Name: Mark F. O'Connell
Title: President and Chief Executive Officer